Mail Stop 03-06


May 4, 2005


Tamer Husseini
Chief Executive Officer
Celeritek, Inc.
3236 Scott Boulevard
Santa Clara, California 95054

Re:	Celeritek, Inc.
	Amendment No. 2 to Preliminary Proxy Statement on Schedule
14A
	Filed May 4, 2005
	File No. 000-23576

Dear Mr. Husseini:

      We have monitored selected issues in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Proposed Asset Sale - Page 10

1. We note your response to comment 3. Please expand your disclosure at the top of page 12 or in another appropriate section of your document to clarify how the "value" of the other offer was less than the cash and assumption of liabilities offered by Mimix.

Our reasons for the Proposed Asset Sale - Page 13

2. We reissue comment 4 which sought a summary of the analyses conducted by the board, not just an identification of the factors considered. For example, we note your disclosure on page 13 that the board compared the consideration to the total market value of your common stock. You should provide a summary of that comparative analysis. We also assume that the board conducted other analyses to support its conclusion on page 11 that $2.6 million was insufficient consideration.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      As appropriate, please revise your proxy statement in
response
to these comments and to update your disclosure.  Please clearly
and
precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments; therefore, please allow adequate time after the filing of the revised proxy statement for further staff review.

      Please direct any questions to Tim Buchmiller at (202) 824-
5354
or to me at (202) 824-5697.

							Sincerely,



							Russell Mancuso
							Branch Chief

cc:  	Stephen M. Welles, Esq.
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Tamer Husseini
Celeritek, Inc.
May 4, 2005
Page 2